Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2018 Financial Results

SHANGHAI, November 8, 2018 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights:

•	Total revenues increased 31.1% over Q3 2017 to RMB954.6 million (US$139.0 million), exceeding the Company’s guidance range
•	Online recruitment services revenues increased 33.0% over Q3 2017 to RMB649.3 million (US$94.5 million)
•	Other human resource related revenues increased 27.2% over Q3 2017 to RMB305.4 million (US$44.5 million)
•	Gross margin was 72.5% compared with 72.8% in Q3 2017
•	Income from operations increased 34.6% over Q3 2017 to RMB270.5 million (US$39.4 million)
•	Fully diluted earnings per share was RMB5.16 (US$0.75)
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB5.09 (US$0.74), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Deploying a high-quality growth strategy by delivering the best to employers and job seekers, we are pleased to report another quarter of solid financial results. In the third quarter, our online business again saw further improvement in average revenue per employer as we successfully drove greater spending by customers. In the other HR services area, demand and usage continued to see good growth as employers sought more assistance and solutions to address talent management challenges. With a broad portfolio of products and services, robust business fundamentals, and a long, proven track record of healthy, profitable operations, 51job remains confident and excited about the tremendous HR market opportunity in China.”

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 2

Third Quarter 2018 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2018 were RMB954.6 million (US$139.0 million), an increase of 31.1% from RMB728.2 million for the same quarter in 2017.

Online recruitment services revenues for the third quarter of 2018 were RMB649.3 million (US$94.5 million), representing a 33.0% increase from RMB488.2 million for the same quarter of the prior year. This growth was driven by higher average revenue per unique employer, which was partially offset by a decrease in the number of unique employers. Average revenue per employer increased 38.6% in the third quarter of 2018 due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services by customers, as well as price increases for select like-for-like products when compared with the same quarter in 2017. In line with the strategic priority to focus more attention on higher potential employers, the Company has chosen to moderate new user additions and to terminate coverage of certain customer accounts in 2018, and therefore, the estimated number of unique employers decreased 4.1% to 365,386 in the third quarter of 2018 compared with 380,866 in the same quarter of the prior year. The estimated number of unique employers in the third quarter of 2018 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the third quarter of 2018 increased 27.2% to RMB305.4 million (US$44.5 million) from RMB240.0 million for the same quarter in 2017. This increase was mainly due to greater usage and growth of business process outsourcing, training, assessment and placement services.

Gross profit for the third quarter of 2018 increased 30.6% to RMB684.7 million (US$99.7 million) from RMB524.2 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.5% in the third quarter of 2018 compared with 72.8% for the same quarter in 2017.

Operating expenses for the third quarter of 2018 increased 28.1% to RMB414.1 million (US$60.3 million) from RMB323.3 million for the same quarter in 2017. Sales and marketing expenses for the third quarter of 2018 increased 32.0% to RMB323.4 million (US$47.1 million) from RMB245.0 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions, and greater advertising and promotion expenses. General and administrative expenses for the third quarter of 2018 increased 16.0% to RMB90.8 million (US$13.2 million) from RMB78.2 million for the same quarter of the prior year primarily due to higher employee compensation, rent and office expenses.

Income from operations for the third quarter of 2018 increased 34.6% to RMB270.5 million (US$39.4 million) from RMB200.9 million for the third quarter of 2017. Operating margin, which is income from operations as a percentage of net revenues, was 28.7% in the third quarter of 2018 compared with 27.9% for the same quarter in 2017. Excluding share-based compensation expense, operating margin would have been 31.7% in the third quarter of 2018 compared with 31.1% for the same quarter in 2017.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 3

The Company recognized a loss from foreign currency translation of RMB67.1 million (US$9.8 million) in the third quarter of 2018 compared with RMB2.2 million in the third quarter of 2017 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the third quarter of 2018, the Company recognized a mark-to-market, non-cash gain of RMB548.6 million (US$79.9 million) associated with a change in fair value of convertible senior notes compared with a loss of RMB351.5 million in the third quarter of 2017. The large non-cash gain was a result of the significant change in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market during the third quarter of 2018 and its corresponding effect on the fair value of the convertible senior notes.

During the third quarter of 2018, the Company recognized a gain of RMB61.1 million (US$8.9 million) from the sale of shares in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”). The Company reduced its stake in Golden Finance from 15.0% to 12.7% as of September 30, 2018.

Net income attributable to 51job for the third quarter of 2018 was RMB785.4 million (US$114.4 million) compared with net loss of RMB(167.0) million for the same quarter in 2017. Fully diluted earnings per share for the third quarter of 2018 was RMB5.16 (US$0.75) compared with loss per share of RMB(2.76) for the same quarter in 2017.

In the third quarter of 2018, total share-based compensation expense was RMB29.2 million (US$4.2 million) compared with RMB22.9 million in the third quarter of 2017.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2018 increased 58.8% to RMB333.1 million (US$48.5 million) compared with RMB209.8 million for the third quarter of 2017. Non-GAAP adjusted fully diluted earnings per share were RMB5.09 (US$0.74) in the third quarter of 2018 compared with RMB3.32 in the third quarter of 2017.

As of September 30, 2018, cash and short-term investments totaled RMB8,695.3 million (US$1,266.1 million) compared with RMB7,132.0 million as of December 31, 2017.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 4

Business Outlook

Based on current market and operating conditions, the Company’s total revenues target for the fourth quarter of 2018 is in the estimated range of RMB1,090 million to RMB1,120 million (US$158.7 million to US$163.1 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2018 is in the estimated range of RMB4.45 to RMB4.75 (US$0.65 to US$0.69) per share. The Company expects total share-based compensation expense in the fourth quarter of 2018 to be in the estimated range of RMB30 million to RMB31 million (US$4.4 million to US$4.5 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8680 to US$1.00, the noon buying rate on September 28, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on November 8, 2018 (9:00 a.m. Beijing / Hong Kong time zone on November 9, 2018) to discuss its third quarter 2018 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-800-905-945

China: +86-400-120-1203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 5

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, placement, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 6

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	488,224	649,275	94,536
Other human resource related revenues	240,005	305,370	44,463
Total revenues	728,229	954,645	138,999
Less: Government surcharges	(7,891)	(10,642)	(1,550)
Net revenues	720,338	944,003	137,449
Cost of services (Note 2)	(196,155)	(259,327)	(37,759)
Gross profit	524,183	684,676	99,690

Operating expenses:
Sales and marketing (Note 3)	(245,033)	(323,373)	(47,084)
General and administrative (Note 4)	(78,218)	(90,758)	(13,215)
Total operating expenses	(323,251)	(414,131)	(60,299)
Income from operations	200,932	270,545	39,391
Loss from foreign currency translation	(2,183)	(67,089)	(9,768)
Interest and investment income, net	21,230	29,654	4,318
Change in fair value of convertible senior notes	(351,500)	548,626	79,881
Gain from sale of long-term investments	—	61,070	8,892
Other income, net	6,043	3,330	485
Income (Loss) before income tax expense	(125,478)	846,136	123,199
Income tax expense	(41,010)	(61,228)	(8,915)
Net income (loss)	(166,488)	784,908	114,284
Net (income) loss attributable to non-controlling interests	(494)	515	75
Net income (loss) attributable to 51job, Inc.	(166,982)	785,423	114,359

Net income (loss)	(166,488)	784,908	114,284
Other comprehensive loss	(316)	(20,795)	(3,028)
Total comprehensive income (loss)	(166,804)	764,113	111,256

Earnings (Loss) per share:
Basic	(2.76)	12.78	1.86
Diluted (Note 5)	(2.76)	5.16	0.75
Weighted average number of common shares outstanding:
Basic	60,566,713	61,465,682	61,465,682
Diluted	60,566,713	67,304,326	67,304,326

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8680 to US$1.00 on September 28, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB3,674 and RMB4,654 (US$678) for the three months ended September 30, 2017 and 2018, respectively.
(3)	Includes share-based compensation expense of RMB3,159 and RMB4,001 (US$583) for the three months ended September 30, 2017 and 2018, respectively.
(4)	Includes share-based compensation expense of RMB16,103 and RMB20,518 (US$2,987) for the three months ended September 30, 2017 and 2018, respectively.
(5)	Diluted earnings (loss) per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,587 (US$1,396), subtraction of change in fair value of convertible senior notes of RMB548,626 (US$79,881), and add-back of foreign currency translation loss of RMB100,966 (US$14,701) related to the convertible senior notes to the numerator of net income attributable to 51job, and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended September 30, 2018. The potential conversion of the convertible senior notes and the impact of shares options was excluded in the computation of diluted loss per share for the three months ended September 30, 2017 because the effect would be anti-dilutive.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 8

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	1,352,257	1,785,946	260,039
Other human resource related revenues	656,852	875,498	127,475
Total revenues	2,009,109	2,661,444	387,514
Less: Government surcharges	(23,569)	(30,293)	(4,411)
Net revenues	1,985,540	2,631,151	383,103
Cost of services (Note 2)	(533,364)	(709,083)	(103,244)
Gross profit	1,452,176	1,922,068	279,859

Operating expenses:
Sales and marketing (Note 3)	(678,163)	(932,403)	(135,760)
General and administrative (Note 4)	(220,515)	(264,943)	(38,576)
Total operating expenses	(898,678)	(1,197,346)	(174,336)
Income from operations	553,498	724,722	105,523
Loss from foreign currency translation	(4,045)	(111,577)	(16,246)
Interest and investment income, net	56,104	79,088	11,515
Change in fair value of convertible senior notes	(491,410)	(349,789)	(50,930)
Gain from sale of long-term investments	—	61,070	8,892
Other income, net	75,767	157,514	22,934
Income before income tax expense	189,914	561,028	81,688
Income tax expense	(122,616)	(171,065)	(24,908)
Net income	67,298	389,963	56,780
Net (income) loss attributable to non-controlling interests	(766)	6,020	877
Net income attributable to 51job, Inc.	66,532	395,983	57,657

Net income	67,298	389,963	56,780
Other comprehensive loss	(777)	(20,639)	(3,005)
Total comprehensive income	66,521	369,324	53,775

Earnings per share:
Basic	1.11	6.46	0.94
Diluted (Note 5)	1.09	6.26	0.91

Weighted average number of common shares outstanding:
Basic	59,855,656	61,251,995	61,251,995
Diluted	60,763,317	63,288,619	63,288,619

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8680 to US$1.00 on September 28, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB10,390 and RMB11,607 (US$1,690) for the nine months ended September 30, 2017 and 2018, respectively.
(3)	Includes share-based compensation expense of RMB8,932 and RMB9,978 (US$1,453) for the nine months ended September 30, 2017 and 2018, respectively.
(4)	Includes share-based compensation expense of RMB45,530 and RMB55,481 (US$8,078) for the nine months ended September 30, 2017 and 2018, respectively.
(5)	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2017 and 2018 because the effect would be anti-dilutive.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 9

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	(125,478)	846,136	123,199
Add back: Share-based compensation	22,936	29,173	4,248
Add back: Loss from foreign currency translation	2,183	67,089	9,768
Add back: Change in fair value of convertible senior notes	351,500	(548,626)	(79,881)
Non-GAAP income before income tax expense	251,141	393,772	57,334
GAAP income tax expense	(41,010)	(61,228)	(8,915)
Tax effect of non-GAAP line items	124	(5)	(1)
Non-GAAP income tax expense	(40,886)	(61,233)	(8,916)
Non-GAAP adjusted net income	210,255	332,539	48,418
Non-GAAP adjusted net income attributable to 51job, Inc.	209,761	333,054	48,493

Non-GAAP adjusted earnings per share:
Basic	3.46	5.42	0.79
Diluted (Note 2)	3.32	5.09	0.74
Weighted average number of common shares outstanding:
Basic	60,566,713	61,465,682	61,465,682
Diluted	65,962,406	67,304,326	67,304,326

	For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	189,914	561,028	81,688
Add back: Share-based compensation	64,852	77,066	11,221
Add back: Loss from foreign currency translation	4,045	111,577	16,246
Add back: Change in fair value of convertible senior notes	491,410	349,789	50,930
Non-GAAP income before income tax expense	750,221	1,099,460	160,085
GAAP income tax expense	(122,616)	(171,065)	(24,908)
Tax effect of non-GAAP line items	68	46	7
Non-GAAP income tax expense	(122,548)	(171,019)	(24,901)
Non-GAAP adjusted net income	627,673	928,441	135,184
Non-GAAP adjusted net income attributable to 51job, Inc.	626,907	934,461	136,061

Non-GAAP adjusted earnings per share:
Basic	10.47	15.26	2.22
Diluted (Note 3)	10.12	14.29	2.08
Weighted average number of common shares outstanding:
Basic	59,855,656	61,251,995	61,251,995
Diluted	64,799,349	67,324,291	67,324,291

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8680 to US$1.00 on September 28, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,328 and RMB9,587 (US$1,396) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended September 30, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended September 30, 2017 and 2018.
(3)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB28,559 and RMB27,490 (US$4,003) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the nine months ended September 30, 2017 and 2018.

51job, Inc. Reports Third Quarter 2018 Financial Results November 8, 2018 Page 10

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	2,292,476	1,943,100	282,921
Restricted cash	249	—	—
Short-term investments	4,839,550	6,752,240	983,145
Accounts receivable (net of allowance of RMB5,384 and RMB9,447 as of December 31, 2017 and September 30, 2018, respectively)	186,861	207,546	30,219
Prepayments and other current assets	559,105	518,521	75,498
Total current assets	7,878,241	9,421,407	1,371,783
Non-current assets:
Long-term investments	433,886	517,656	75,372
Property and equipment, net	497,845	535,356	77,949
Goodwill	1,021,454	1,021,454	148,727
Intangible assets, net	162,024	227,832	33,173
Other long-term assets	17,370	11,020	1,605
Deferred tax assets	12,912	15,347	2,235
Total non-current assets	2,145,491	2,328,665	339,061
Total assets	10,023,732	11,750,072	1,710,844

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	35,532	46,809	6,816
Salary and employee related accrual	134,966	192,446	28,021
Taxes payable	230,734	196,359	28,590
Advance from customers	937,981	1,219,264	177,529
Convertible senior notes, current	—	2,175,341	316,736
Other payables and accruals	703,441	1,023,780	149,065
Total current liabilities	2,042,654	4,853,999	706,757
Non-current liabilities:
Deferred tax liabilities	121,348	135,582	19,741
Convertible senior notes, non-current	1,667,967	—	—
Total non-current liabilities	1,789,315	135,582	19,741
Total liabilities	3,831,969	4,989,581	726,498
Mezzanine equity:
Redeemable non-controlling interests	228,230	221,111	32,194

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 61,853004 and 61,780,344 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	50	50	7
Additional paid-in capital	1,809,732	2,004,515	291,863
Statutory reserves	13,874	13,874	2,020
Accumulated other comprehensive income	136,947	116,308	16,935
Retained earnings	3,993,777	4,389,760	639,161
Total 51job, Inc. shareholders' equity	5,954,380	6,524,507	949,986
Non-controlling interests	9,153	14,873	2,166
Total equity	5,963,533	6,539,380	952,152
Total liabilities, mezzanine equity and equity	10,023,732	11,750,072	1,710,844

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8680 to US$1.00 on September 28, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.